PE 1/5/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 27 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005603

February 27, 2015

Tom Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-27-15

Re: CVS Health Corporation
Incoming letter dated January 5, 2015

Dear Mr. Moffatt:

This is in response to your letter dated January 5, 2015 concerning the shareholder proposal submitted to CVS Health by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

February 27, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Health Corporation
Incoming letter received January 5, 2014

The proposal requests that CVS Health amend its equal employment opportunity policy (or equivalent policy) to explicitly prohibit discrimination based on political ideology, affiliation or activity, and to substantially implement the policy.

There appears to be some basis for your view that CVS Health may exclude the proposal under rule 14a-8(i)(7), as relating to CVS Health's ordinary business operations. In this regard, we note that the proposal relates to CVS Health's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if CVS Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CVS Health relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 16, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

I am writing in response to the letter of Thomas Moffatt on behalf of CVS Health Corporation (the "Company") dated January 5, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO CVS HEALTH'S CLAIMS

The Company may not omit our Proposal in reliance on Rule 14a-8(i)(7) since the Staff has previously ruled that a nearly identical proposal did not interfere with ordinary business. Also, the Company's argument that our Proposal seeks to micromanage its operations is moot since its only authority in support of that claim is a no-action contest that does not exist. Furthermore, the widespread and sustained debate over political ideology and activity is the preeminent and most significant policy issue of our time. Finally, the Company's evidence that it has substantially implemented our Proposal only highlights that it does not in fact have the type of employee protections that are at the heart of our Proposal.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Section I. The Proposal May Not be Excluded as Interfering With Ordinary Business Since It Does Not Interfere with Day-to-Day Operations, Nor Does It Seek to Micromanage the Company

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal and notes that some "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company argues that our Proposal contravenes Rule 14a-8(i)(7) because it seeks to micromanage the Company's business operations. To support this claim, the Company asserts that our Proposal is similar to the one in *Costco Wholesale Corporation* (avail. September 26, 2014).

This is impossible. There is no such Staff decision. After an exhaustive search, our office was unable to find a Staff decision for *Costco Wholesale Corporation* (avail. September 26, 2014). As this is the only authority to which CVS Health cites to claim that our Proposal seeks to micromanage its ordinary business operations, we request that the Staff reject the Company's argument that our Proposal seeks to micromanage its operations.

Section II. The Company May Not Omit Our Proposal in Reliance on Rule 14a-8(i)(7) Since the Staff Has Already Ruled That a Nearly Identical Proposal Did Not Interfere With Corporate Ordinary Business Operations

In *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents in a way that directly interfered with the Company's employer/employee dynamic. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil *amend its written equal employment opportunity policy to explicitly prohibit discrimination* based on sexual orientation and to substantially implement the policy." (Emphasis added).

Our Proposal is nearly identical to the one in *Exxon Mobil*. Our Proposal "requests that CVS Health *amend its equal employment opportunity policy (or equivalent policy) to explicitly prohibit discrimination* based on political ideology, affiliation or activity." (Emphasis added).

If the *Exxon Mobil* proposal did not interfere with ordinary business then, ours does not now.

In deciding the *Exxon Mobil* no-action contest, the Staff did not make its judgment because the proposal's topic was a significant policy issue. Rather, the Staff merely ruled against the company noting that "[w]e are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7)."

The Company argues that our "Proposal sets out to change the relationship between management and its employees by requiring a change in how management interacts with its employees." The same can be said of the *Exxon Mobil* proposal. Clearly the *Exxon Mobil* proposal contemplated changes in the employer/employee relationship. The proposal called on Exxon Mobil to amend its employment documents to ban the employer from discriminating against employees' based on their sexual orientation. Our Proposal calls on CVS Health to amend its employment documents to ban discrimination based on ideological beliefs and political activity.

If the Staff were to allow CVS Health to exclude our Proposal, it would establish a bizarre precedent, whereby asking a company to avoid discrimination regarding sexual orientation does not interfere with the employer/employee relationship but that asking a company to avoid discrimination based on political identity does. The Staff should avoid such incongruity.

Discrimination is discrimination. Any kind of ban on discrimination could be said to alter the employer/employee relationship. In *Exxon Mobil*, the Staff ruled that banning discrimination does not interfere with the employer/employee relationship. We request that the Staff affirm that clear decision by allowing our Proposal to proceed to the CVS Health shareholders for a vote as well.

Section III. The Proposal May Not be Excluded as Interfering With Ordinary Business as the Staff has Consistently Held that Shareholder Proposals Can Permissibly Seek Changes to Foundational Corporate Documents – Even Those That Relate Directly to the Employer / Employee Relationship

As noted above, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil *amend its written equal employment opportunity policy* to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The proponent was adamant that the company had to amend its foundational documents and not just its policies generally to achieve the desired result. Specifically, the proponent noted that the company "attempts to defend its actions short of amending its EEO policy by linguistically downgrading its 'foundational' document, the 'Standards of Business' to a mere 'booklet,' ... However, the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal."

The *Exxon Mobil* proposal not only directed the company to change one of its foundational documents, it directed the company how to do so. Our Proposal merely requests a simple employee safeguard. Significantly, although the *Exxon Mobil* proposal was far more sweeping than our own, the Staff ruled that Exxon Mobil could not omit the proposal under Rule 14a-8(i)(7).

Additionally, in *Kroger Co.* (avail. April 6, 2011), the Staff allowed a proposal that specifically asked the company to amend its Code of Conduct. In that instance, the proposal sought a more far-reaching and micromanaging amendment to the company's Code of Conduct than we are currently asking of CVS Health. Specifically, the proponent asked Kroger to "adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ('ILO') Declaration on Fundamental Principles and Rights at Work." The proposal further directed that the company must follow four very specific ILO conventions.

Although the proponent in *Kroger* included a much more specific and searching ask than we do in our Proposal, the Staff rejected Kroger's no-action request, noting, "[w]e are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate." It is also noteworthy that the Staff allowed the proposal in *Kroger Co.* despite the fact that it dealt with supplier relationships – an issue for which the Staff has consistently granted no-action relief under Rule 14a-8(i)(7). *See Kraft Foods Inc.* (avail. February 23, 2012) ("Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7).").

Kroger Co. and *Exxon Mobil* stand firmly for the proposition that proponents can seek amendments to foundational corporate documents even if the proposal touches on the employer / employee relationship. We request that the Staff affirm those decisions and allow our Proposal to proceed to the Company's shareholders for a vote.

Section IV. Even if the Staff Agrees that Our Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues, noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

CVS Health's shareholders should certainly have a say as to whether their Company operates as a political purity shop in which employees must follow the Company's political marching orders.

If the Staff compares our Proposal's central issue with those issues that the Staff has previously determined to present significant policy issues, it should become clear that engaging in the political process and civic activities is the most significant policy issue possible.

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject *of widespread and/or sustained public debate*.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[1] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[2] And all of that was for just one election.

A Google News search conducted on January 14, 2015 for the term "politics" yielded more 157 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

We request that the Commission compare this limitless list of widespread debate with the amount of public debate concerning the following issues – all of which the Staff have determined are significant policy issues:

[1] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of January 14, 2015.

[2] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," *New York Times – Politics*, available at http://elections.nytimes.com/2012/campaign-finance as of January 14, 2015.

Net Neutrality

In *AT&T Inc.* (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to ours.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Humane Treatment of Animals

In *Coach Inc.* (avail. August 19, 2010), the Staff ruled proposals that focus on the human treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no-action contest, the proponent offered almost no evidence about any widespread public debate over the human treatment of animals, yet the Staff concurred that is was a significant public policy issue.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In *Walt Disney Co.* (avail. December 18, 2002) and *Dominion Resources, Inc.* (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products which it sells and manufactures, because, in the Staff's opinion this debate is so widespread as to constitute a significant policy issue. *See Kroger Co.* (avail. April 12, 2000); *Kellogg Co.* (avail. March 11, 2000); *Safeway Inc.* (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors was a significant policy issue.

Diversity Policies and Efforts to Implement Them

In *Circuit City Stores, Inc.* (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them was significant.

Community Impact of a Company's Plant Closure

In *E.I. DuPont de Nemours and Co.* (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing down was a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In *Bank of America* (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes fm real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google *News* search for the topic of our Proposal yielded more than 31 million returns. Again, the debate over our Proposal's topic dwarfs that of *Bank of America*.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in *Choice Hotels International* (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

The dispute over global warming is but one political/policy debate. And the debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

And the list goes on.

In addition to the above list, we request that the Staff also compare our Proposal with every other proposal the Staff has determined raises a significant policy issue.

Our Proposal does not micromanage CVS Health. Our Proposal is nearly identical to a previously permitted proposal and does not go as far as other previously accepted proposals. And our Proposal centers on the most widespread and significant policy issue imaginable. For all of these reasons, we request that the Staff reject the Company's claim that it may omit our Proposal under Rule 14a-8(i)(7).

Section V. The Company May Not Omit Our Proposal Because it Has Not Implemented It in Any Meaningful Sense

Part A. The Company's Limited Definition of Political Activities Leaves Employees Vulnerable to Reprisal for an Infinite Number of Political Activities as Well as for Their Political Ideology and Affiliation

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule

14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

The Company in this case argues that its Code of Conduct "encourages colleagues to support political candidates or causes of their choice, and furthermore its Employees' Personal Political Activities and FAQ (the "Political Participation Policy") provides that no employee "is required to engage in such [political] activity, and no Employee will be advantaged or disadvantaged in their employment based on his or her decision to engage or not to engage in personal Political Activity."

This is all the Company offers to argue that it has substantially implemented our Proposal. For multiple reasons, these policies do not compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 8, 1991).

In footnote one on page five of its no-action request, the Company provides its definition of "Political Activity." It is a limiting definition that notes "Political Activity includes any activity undertaken in an effort to influence the outcome of a federal, state or local election." The definition then further describes permitted activities regarding the influencing of elections.

The Company's definition of Political Activity is quite limiting and, more importantly, it is out of sync with the thrust of our Proposal. Our Proposal asks CVS Health to "amend its equal employment opportunity policy (or equivalent policy) to explicitly prohibit discrimination based on political ideology, affiliation or activity."

This is far broader than activities that directly relate to elections. An employee may have a strong political ideology and never engage in voting or electioneering of any kind. This would not be protected by CVS Health political activity policy. Consider this hypothetical employee's activities:

- Perhaps she spends her free time writing a highly ideological blog that is devoid of references to candidates or elections. Such an activity is not protected by CVS Health's policy and its narrow definition of political activities.

- Perhaps she spends her free time expressing her ideological views on an Internet radio station. Such an activity is not protected by CVS Health's policy and its narrow definition of political activities.

- Perhaps she simply has several ideological bumper stickers on her car. Such an activity is not protected by CVS Health's policy and its narrow definition of political activities.

The list of political activities that are not protected by the Company's current policies could be limitless. As the Company does not truly protect its employees from retribution for the vast majority of political activities, it cannot be said to have substantially implemented our Proposal.

Part B. Our Proposal May Not Be Omitted in Reliance on Rule 14a-8(i)(10) Since It Has Not Amended Its Foundational Documents

As mentioned above, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's foundation documents concerning its policies regarding sexual orientation and gender identity. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil *amend its written equal employment opportunity policy* to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The company argued that its "[e]mployment Policies and Practices page on ExxonMobil's internet site now specifically states that our zero tolerance policy against any form of employment discrimination covers both sexual orientation and gender identity."

The proponent was insistent that the company had to directly alter its foundational documents, not just list some general policies to achieve the desired result. Specifically, the proponent noted that the company "attempts to defend its actions short of amending its EEO policy by linguistically downgrading its 'foundational' document, the 'Standards of Business' to a mere 'booklet,' ... However, the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal." Despite the clear language from the company's website, the Staff concluded that Exxon Mobil had not substantially implemented the proposal because it had not amended its foundational documents.

Just as the *Exxon Mobil* proposal asked the company to amend one of its foundational documents, our Proposal asks CVS Health to "amend its equal employment opportunity policy (or equivalent policy) to explicitly prohibit discrimination based on political ideology, affiliation or activity." And just as the Staff allowed the *Exxon Mobil* proposal, we request that the Staff allow our Proposal to proceed to the CVS Health shareholders for a vote.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Deere's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Thomas Moffatt, CVS Health Corporation



Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 5, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Dear Sir or Madam:

On behalf of CVS Health Corporation, a Delaware corporation (the "Company" or "CVS Health"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am filing this letter with respect to the shareholder proposal and supporting statement submitted by The National Center for Public Policy Research (the "Proponent") by letter dated November 26, 2014 (the "Proposal") for inclusion in the proxy materials that CVS Health intends to distribute in connection with its 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"). A copy of the Proposal and all related correspondence with the Proponent are attached as Exhibit A. I hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS Health omits the Proposal from its 2015 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS Health files its definitive 2015 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008) question C, I have submitted this letter to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, I am taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2015 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

The Proposal

The Proposal states:

"**Resolved**, the proponent requests that CVS Health amend its equal employment opportunity policy (or equivalent policy) to explicitly prohibit discrimination based on political ideology, affiliation or activity, and to substantially implement the policy.

Such principles, should the Board of Directors at its discretion choose to adopt them, may stand alone or explicitly be incorporated into other protections already granted under current Company policies, as the Board of Directors and Company management sees fit."

Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from the 2015 Proxy Materials under both Rule 14a-8(i)(7) and Rule 14a-8(i)(10) because it implicates the Company's ordinary business operations and because the Company has already substantially implemented the Proposal.

First, pursuant to Rule 14a-8(i)(7), the Proposal is excludable because it implicates the Company's ordinary business operations by (1) affecting the day-to-day management of the Company's workforce and (2) micro-managing the Company by interfering with employee policies and the extensive analysis of business and legal risks attendant to the adoption of those policies. Second, pursuant to Rule 14a-8(i)(10), the Proposal is excludable because the Company's management has already enacted policies regarding employee's non-work related political activities in its Code of Conduct and the Proposal is a superfluous addition to the existing policies.

I hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." Under the Exchange Act Release No. 40018 (May 21, 1998) (the "Release"), "ordinary business" refers to matters that are "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." In the Release, the Commission articulated two main considerations that underlie the ordinary business exclusion. The first recognizes that there are certain tasks that are "so fundamental to management's ability to run a company on a day to day basis" that they cannot be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

I. The Proposal May Be Excluded Under 14a-8(i)(7) as the Proposal Seeks to Affect the Day-to-Day Management of the Company.

Shareholder proposals that concern the relations between a company and its employees are excludable under Rule 14a-8(i)(7) because they affect the day-to-day management of a company's operations. *Bank of America* (Feb. 14, 2012). A company's relationship with its employees rests at the heart of conducting ordinary business operations. When a shareholder proposal seeks to infringe upon the relationship between a company's management and its employees, it is interfering with the management's right to conduct its routine business practices and, consequently, is excludable at the management's discretion. *See e.g.*, *Bank of America* (Feb. 14, 2012) (concurring in the exclusion of a proposal seeking to protect employee expression outside of the workplace); *Donaldson Company, Inc.* (Sept. 13, 2006) (concurring in the exclusion of a proposal regarding the establishment of appropriate ethical standards related to employee relations); *American Brands, Inc.* (Feb. 3, 1993) (concurring in the exclusion of a proposal regarding the work environment, employees and smoking).

For example, in *The Walt Disney Corporation* (Oct. 21, 2014) ("*Disney*"), a recent no action letter, the Commission granted the exclusion of a shareholder proposal that sought to modify a company's antidiscrimination policies to protect employee participation in political processes and activities. The Commission found that policies regarding political participation form part of a company's relationship with its employees. *Id.* Hence, the Commission reasoned that the company had the requisite authority pursuant to Rule 14a-8(i)(7) to exclude the proposal because the company's relationship with its employees is a component of ordinary management of business operations. *Id.*

Here, analogous to the shareholder proposal in *Disney*, the Proposal seeks to modify the Company's antidiscrimination policies by prohibiting discrimination based on participation in political activities or political ideology. Moreover, like in *Disney*, the Proposal sets out to change the relationship between management and employees by requiring a change in how management interacts with employees. Accordingly, the Commission's reasoning in *Disney*, namely that a proposal seeking to protect against discrimination based on political participation affects a company's management of business operations by involving the relationship of employees and management, is applicable to the Proposal to CVS Health and, thus, pursuant to Rule 14a-8(i)(7), is excludable.

II. The Proposal May Be Excluded Under 14a-8(i)(7) as the Proposal Seeks to Micro-manage CVS Health's Business Operations.

Certain tasks are so essential to management's ability to run a business that they could not, as a practical matter, be subject to the direct oversight of shareholders. *Exchange Act Release No. 40018* (May 21, 1998). When proposals seek to probe too deeply into complex matters for which shareholders, as a group, would not be in a position to make an informed judgment, the proposals are micro-managing the company and, therefore, are excludable pursuant to Rule 14a-8(i)(7). *Id.*

For example, in *Costco Wholesale Corporation* (September 26, 2014), the Commission found that a shareholder proposal was excludable when it requested that the board of directors adopt an antidiscrimination policy to protect the employee's rights to engage in political processes. The proposal sought to change the company's code of ethics and other policies. The Commission reasoned that the proposal related to the conduct of routine business operations under Rule 14a-8(i)(7) because it involved the relationship between employees and management, a matter beyond the purview of shareholders.

In the case of CVS Health, the Proposal is almost identical to the Proposal made in *Costco* because it seeks to amend the Company's antidiscrimination policy to protect employee engagement in political processes. CVS Health maintains an array of workplace policies and personnel procedures, covering a wide range of topics from vacation accrual and wages to discrimination and harassment. The fact that the Company's workplace policies seek to manage the workplace, employee relations, and the Company's political advocacy activities is indicative of the fundamental nature of those activities to management's ability to run the business. Thus, analogous to *Costco*, the Proposal seeks to probe excessively into the relationship between the Company's management and its employees, a matter too complex for shareholders to decide and which would inevitably result in the micro-management of the Company. Longstanding precedent has established that the relationship between employees and management is a matter beyond the purview of shareholders, which if directly subjected to shareholder proposals would result in the micro-management of a company.

For these reasons, the Company respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented by the Company.

Under 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy materials when the company's management has already substantially implemented the proposal. The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation requires satisfactory compliance with both the proposal's underlying concerns and its essential objective. *See Id.*

The CVS Code of Conduct (the "Code of Conduct"), the relevant portion of which is attached hereto as Exhibit B, "encourages colleagues to support political candidates or causes of their choice." Furthermore, the Code of Conduct explicitly forbids employees from pressuring each other into joining or supporting political groups or candidates. Additionally, the Company's policy regarding Employees' Personal Political Activities and FAQ (the "Political Participation Policy"), the relevant portion of which is attached hereto as Exhibit C, states that "CVS [Health] Employees are free to engage in personal volunteer Political Activity in their individual capacities. No CVS [Health] Employee is required to engage in such activity, and no Employee will be advantaged or disadvantaged in their employment based on his or her decision to engage or not to engage in personal Political Activity."[1] Thus, the policy already explicitly protects the kind of conduct that the Proposal attempts to protect, rendering the implementation of the Proposal unnecessary.

Accordingly, the Company's current policies substantially conform to both the underlying concern and essential objective of the Proposal because they encourage political activism and participation in government while also discouraging political discrimination. Any modification to its policies would be superfluous because the Company's Code of Conduct and Political Participation Policy already adheres to the underlying goal of the Proposal by protecting political participation of employees, and the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

The Company's policy in the Code of Conduct contains no provision that prohibits employees from participating in the government, directly or through freely chosen representatives. The company's policies are not only devoid of such prohibitions, they actively "encourage" employees to participate in government. CVS Health has already actively considered the underlying concerns addressed by the Proposal, and has enacted policies that it believes adequately protect political freedom of speech while promoting a stable and productive employee work culture.

For these reasons, the Company respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

* * *

[1] As defined in the Political Participation Policy, "**Political Activity** includes any activity undertaken in an effort to influence the outcome of a federal, state, or local election, including the following activities:

- soliciting or collecting contribution checks to a political candidate or political committee;
- conveying a contribution check to a political candidate or committee;
- planning or attending a fundraising event for a political candidate or committee;
- volunteering for, or providing paid services of any kind to a political candidate or political committee.

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2015 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Tom Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachments

cc w/ att: Justin Danhof, Esq., National Center for Public Policy Research
Stephen Giove, Esq., Shearman & Sterling LLP

EXHIBIT A

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 26, 2014

RECEIVED
DEC 01 2014
LEGAL DEPARTMENT

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Dear Ms. McIntosh,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CVS Health Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned CVS stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Equal Employment Opportunity Principles

Resolved, the proponent requests that CVS Health amend its equal employment opportunity policy (or equivalent policy) to explicitly prohibit discrimination based on political ideology, affiliation or activity, and to substantially implement the policy.

Such principles, should the Board of Directors at its discretion choose to adopt them, may stand alone or explicitly be incorporated into other protections already granted under current Company policies, as the Board of Directors and Company management sees fit.

Supporting Statement

The United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

The Founding Fathers explicitly made clear that our system is designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.

The United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

In the 2012 election, more than 130 million Americans cast ballots.

Some of America's most successful corporations explicitly protect these basic human rights. A Coca-Cola policy, for example, notes, "[y]our job will not be affected by your personal political views or your choice in political contributions."

CVS Health has a superior reputation as a Company that protects and promotes human and civic rights. Given this excellent record, the absence of an explicit Company protection for the human right to engage in legal activities relating to the political process and civic activities without workplace retaliation may simply be an oversight. If the shareholders suggest to the Board of Directors that it consider voluntarily adopting such a protection, the Board may, at its discretion, choose to do so.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 10, 2014

RECEIVED
DEC 11 2014
LEGAL DEPARTMENT

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Dear Ms. McIntosh,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on December 5, 2014.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K St., NW, Suite 1100
Washington, DC 20005

ubs.com/fs

Confirmation

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

December 10, 2014

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Ms. Mdntosh,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on November 26, 2014, the National Center for Public Policy Research held, and has held continuously for at least one year 65 shares of the CVS Caremark Corp. common stock. The National Center for Public Policy Research continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 10, 2014

RECEIVED

DEC 12 2014

LEGAL DEPARTMENT

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Dear Ms. McIntosh,

Earlier today, a FedEx package was sent to you with an incorrect date. Please disregard the FedEx package with the tracking n*** FISMA & OMB Memorandum M-07-16 ***

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 26, 2014.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K St., NW, Suite 1100
Washington, DC 20005

ubs.com/fs

Confirmation

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

December 10, 2014

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Ms. McIntosh,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on November 26, 2014, the National Center for Public Policy Research held, and has held continuously for at least one year 65 shares of the CVS Caremark Corp. common stock. The National Center for Public Policy Research continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT B

CVS Health
Code of Conduct


CVSHealth

Our Relationship with U.S. and non-U.S. Governments

Conduct with Public Officials

We are committed to dealing with public officials according to the highest ethical standards. Our conduct with public officials, including any political contributions or business transactions, must comply with applicable laws and regulations and Company policy, including disclosure requirements.

CVS Health policy prohibits giving or offering anything of value, directly or indirectly, to a public official, including any colleague or agent of a government-owned business, in order to influence official action or obtain an improper advantage. "Anything of value" means not only cash, but also gifts, meals, entertainment, political contributions, offers of employment or other benefits.

Corporate Political Contributions

Only corporate officers (Vice Presidents and above) are authorized to make corporate contributions to a political candidate, and such contributions must be made consistent with Company policy. "Contributions" means not only funds, but also loans, donations of products or supplies, use of facilities, Company personnel or anything else of value.

All corporate political contributions by the Company require prior written approval, utilizing specific processes and forms, from the General Counsel or Chief Compliance Officer or his/her designee.

CVS Health's policy on Government Officials and Candidates Appearances at CVS Health Facilities and Events has more information on interacting with public officials, including strict limits on business transactions with public officials and guidance on gifts and entertainment.

Individual Political Activities

CVS Health encourages colleagues to support political candidates or causes of their choice; as long as it is clear they are not speaking or acting on the Company's behalf. Individuals must not use Company time or resources when acting as a volunteer for a political candidate or cause.

Our colleagues have a Political Action Committee (PAC). The PAC works to support, protect and favorably position the Company in the legislative arena by being active in the political process. The PAC's objective is to provide financial support for candidates for political office who hold similar positions or beliefs on issues or who meet other criteria. Participation in the PAC by eligible colleagues is entirely a personal choice, and pressuring any colleague to contribute is strictly prohibited.

EXHIBIT C

Exhibit C

Excerpts from "Employees' Personal Political Activities and FAQ"
Document No. CGRL-0019
CVS Health Policy and Procedure Portal

POLICY

4. Individual Volunteer Activities. CVS Caremark Employees are free to engage in personal volunteer Political Activity in their individual capacities. No CVS Caremark Employee is required to engage in such activity, and no Employee will be advantaged or disadvantaged in their employment based on his or her decision to engage or not to engage in personal Political Activity. Because of the potential risk to CVS Caremark's reputation that such activity could create, it is CVS Caremark's policy that Employees engaged in personal Political Activity must comply with all applicable laws and regulations. Employees should contact the SVP Government Affairs or the Chief Compliance Officer if they have any questions about what activity is or is not permitted following a review of this policy.

DEFINITIONS (All defined words in this document should be displayed with initial capitals, except for acronyms.)

1. **CVS Caremark:** CVS Caremark Corporation, and each of its subsidiaries and affiliates....

3. **Employee:** Any full-time, part-time, temporary, or casual employee of CVS Caremark, including officers, as well as interns and externs employed by CVS Caremark.

4. **Political Activity** includes any activity undertaken in an effort to influence the outcome of a federal, state, or local election, including the following activities:

- soliciting or collecting contribution checks to a political candidate or political committee;
- conveying a contribution check to a political candidate or committee;
- planning or attending a fundraising event for a political candidate or committee;
- volunteering for, or providing paid services of any kind to a political candidate or political committee....

6. **SVP, Government Affairs, Chief Compliance Officer and the Chief Legal Officer** includes the individuals holding those offices and their designees.